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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                                  UNITEL VIDEO, INC.
                                  ------------------
                                   (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)


                                      913253100
                                      ---------
                                    (CUSIP Number)


                                Gary L. Worobow, Esq.
                                 Metro Networks, Inc.
                             681 Fifth Avenue, 10th Floor
                              New York, New York  10022
                                      212-832-9500
                           --------------------------------
                        (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices
                                 and Communications)


                                  JANUARY 20, 1998
                            -----------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


                                  Page 1 of 5 pages

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                                     SCHEDULE 13D

CUSIP No. 913253100                                         Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Metro Networks, Inc.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

3    SEC USE ONLY


4    SOURCE OF FUNDS

               PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


 NUMBER OF          7    SOLE VOTING POWER
   SHARES                165,360
BENEFICIALLY        8    SHARED VOTING POWER
   OWNED                 None
  BY EACH
 REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH              165,360

                    10   SHARED DISPOSITIVE POWER

                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               165,360

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%

14   TYPE OF REPORTING PERSON

               CO

                                          2
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                                                            Page 3 of 5 Pages

                                     SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), of Unitel Video Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 West 57th Street, New York, NY 10019.


ITEM 2.   IDENTITY AND BACKGROUND.

          The Reporting Person is Metro Networks, Inc., a Delaware corporation. The Reporting Person's principal business address is 2800 Post Oak Boulevard, Suite 4000, Houston, Texas 77056.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the approximately $1.1 million of funds used to purchase the Issuer's Common Stock is the Reporting Person's personal funds, consisting of working capital. None of such funds were borrowed.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the shares of Common Stock reported herein for investment purposes; the Reporting Person may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock reported herein.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Person beneficially owns an aggregate of 165,360 shares of Common Stock, constituting 6.1% of the total class.

          (b) The Reporting Person has sole voting and dispositive power as to 165,360 shares of Common Stock. See Item 4 and Item 5(a).

          (c) The Reporting Person has made acquisitions of Common Stock on 14 of the past 60 days, in amounts ranging from 100 shares to 18,800 shares, at prices ranging from $6 15/16 to $7 5/8 per share. All of such acquisitions were made in open-market brokerage transactions.

          (d)  Not applicable.

          (e)  Not applicable.

                                          3
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                                                            Page 4 of 5 Pages

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable

                                          4
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                                                            Page 5 of 5 Pages

                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 29, 1998

                                        METRO NETWORKS, INC.


                                        By: /s/ Shane E. Coppola
                                           ---------------------------




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